

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Michael E. Daniels
Chief Executive Officer
Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, WI 54301

      Re: Nicolet Bankshares Inc.
          Registration Statement on Form S-4
          Filed August 9, 2021
          File No. 333-258651

Dear Mr. Daniels:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Robert Klingler, Esq.